UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

BRISTOL ACQUISITION COMPANY INC.

(Offeror)
a wholly owned subsidiary of

COLLEGIUM PHARMACEUTICAL, INC.

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

09060J106

(CUSIP Number of Class of Securities)

Joseph Ciaffoni
President and Chief Executive Officer
Collegium Pharmaceutical, Inc.
100 Technology Center Drive, Suite 300
Stoughton, Massachusetts 02072
(781) 713-3699

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jennifer L. Porter, Esq. Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, PA 19103 (215) 981-4000	Shirley R. Kuhlmann, Esq. Executive Vice President and General Counsel 100 Technology Center Drive, Suite 300 Stoughton, MA 02072 (781) 713-3699

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 18, 2022 (together with this and any subsequent amendments and supplements thereto, the “Schedule TO”) and relates to the tender offer by Bristol Acquisition Company Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Collegium Pharmaceutical, Inc. (“Collegium”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioDelivery Sciences International, Inc., a Delaware corporation (“BDSI”), at an offer price of $5.60 per Share, in cash, subject to applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 18, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, and in the Letter of Transmittal, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.   Additional Information.

The information set forth in the Offer to Purchase under Section 16 — “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is amended and supplemented by replacing the four paragraphs under the heading “United States Antitrust Compliance” on page 54 of the Offer to Purchase with the following:

“Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration or termination of a 15-calendar day waiting period, which begins when Collegium has filed a Premerger Notification Report Form under the HSR Act (“HSR Form”) with the Antitrust Division and the FTC. If the 15-calendar day waiting period expires on a federal holiday or weekend, the waiting period is automatically extended until 11:59 p.m. Eastern Time, the next business day. Collegium and BDSI each filed an HSR Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on February 16, 2022, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m. Eastern on March 3, 2022, unless earlier terminated by the FTC and the Antitrust Division, or if Collegium withdraws and refiles its HSR Form under 16 C.F.R. §803.12 or if Collegium receives a formal request for additional information or documentary material prior to that time (referred to as a “Second Request”). If the FTC or Antitrust Division issues a Second Request prior to the expiration of the initial waiting period, the parties must observe an additional 10-day waiting period, which would begin to run only after the Collegium has substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger (which Purchaser expects to be the case if the Offer is consummated, given the Minimum Condition) or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after the purchase of Shares by Purchaser, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights. At any time before or after the completion of the purchase of Shares in the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal actions under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the purchase of Shares in the Offer will not be made or that, if a challenge is made, we will prevail. See Section 11 — “The Transaction Agreements — Reasonable Best Efforts” and Section 15 — “Conditions to the Offer.”

In addition to the filing under the HSR Act, the U.S. federal antitrust agencies, foreign competition law authorities, U.S. state attorneys general, or private persons may bring legal action under competition or antitrust law seeking to enjoin the Transaction, seeking to add conditions to the completion of the Offer or, if Shares have already been acquired, seeking to require disposition of such Shares. There can be no assurance that a challenge to the Offer on competition or antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action results in a judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the acquisition of Shares in the Offer or Merger, Collegium may not be obligated to consummate the Offer or the Merger.”

Item 12.   Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated February 18, 2022*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary of Newspaper Advertisement, as published in The Wall Street Journal on February 18, 2022*

(a)(5)(A)	Joint Press Release issued by Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc. on February 14, 2022 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(a)(5)(B)	Investor Presentation of Collegium Pharmaceutical, Inc., dated February 14, 2022 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(b)	Debt Commitment Letter, dated February 14, 2022, by and between Collegium Pharmaceutical, Inc. and Pharmakon Advisors, L.P.*

(d)(1)	Agreement and Plan of Merger, dated as of February 14, 2022, by and among Collegium Pharmaceutical, Inc., Bristol Acquisition Company Inc., and BioDelivery Sciences International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(d)(3)	Form of Tender and Support Agreement, dated as of February 14, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(d)(4)	Confidentiality Agreement, dated as of December 29, 2021 by and between Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc.*

(d)(5)	Exclusivity Agreement, dated as of February 4, 2022, by and between Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc.*

(g)	Not applicable.

(h)	Not applicable.

107	Fee Filing Table.**

*Previously filed.

**Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRISTOL ACQUISITION COMPANY INC.

By	/s/ Joseph Ciaffoni
Name: Joseph Ciaffoni
Title: President and Chief Executive Officer
Date: February 18, 2022

COLLEGIUM PHARMACEUTICAL, INC.

By	/s/ Shirley Kuhlmann
Name: Shirley Kuhlmann
Title: EVP, General Counsel and Secretary
Date: February 18, 2022